Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
January 25, 2021
Via EDGAR
Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim, Stephen Krikorian, Ryan Rohn and Jan Woo
RE:    Qualtrics International Inc.
Registration Statement on Form S-1
File No. 333-251767
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Qualtrics International Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on January 27, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.
We request that we be notified of such effectiveness by a telephone call to Richard Alsop of Shearman & Sterling LLP at (212) 848-7333 and that such effectiveness also be confirmed in writing.

Very truly yours,

Qualtrics International Inc.

/s/ Zig Serafin
By:	Zig Serafin
Title:	Chief Executive Officer
cc:    Blake Tierney, General Counsel, Qualtrics International Inc.
Mary Beth Hanss, Senior Vice-President and General Counsel, SAP America, Inc.
Daniel Mitz, Shearman & Sterling LLP
Lona Nallengara, Shearman & Sterling LLP
Richard Alsop, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP
Anthony J. McCusker, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP